Filed Pursuant to Rule 424(b)(3)
Registration No. 333-272606

BROOKFIELD INFRASTRUCTURE INCOME FUND INC.

Supplement dated March 21, 2025,

to the Prospectus dated April 29, 2024, as supplemented and amended to date.

This is a supplement (the “Supplement”) to the Prospectus, dated April 29, 2024, as previously supplemented from time to time (the “Prospectus”), of Brookfield Infrastructure Income Fund Inc. (the “Fund”). You should read this Supplement in conjunction with the Prospectus. Certain capitalized terms used and not defined herein have the meanings set forth in the Prospectus.

Effective immediately, on page 104 of the Prospectus under the heading “PLAN OF DISTRIBUTION,” a new subsection is hereby added titled “Conversion of Shares Between Classes,” immediately following the subsection titled “Share Class Considerations” as follows:

Conversion of Shares Between Classes

An investor may be permitted to exchange Shares between Classes, provided that, among other things: (1) the investor’s aggregate investment would have met the minimum initial investment requirements in the applicable Class at the time of purchase and continues to meet those requirements; (2) the Shares are otherwise available for offer and sale; and (3) the investment meets all other requirements for investing in the applicable Class. When an individual investor cannot meet the initial investment requirements of the applicable Class, exchanges of Shares from one Class to the applicable Class may be permitted if such investor’s investment is made by an intermediary that has discretion over the account and has invested other clients’ assets in the Fund, which when aggregated together with such investor’s investment, meet the initial investment requirements for the applicable Class. However, the minimum initial investment requirements for each Class of Shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers, the Fund’s officers and directors and certain employees of Brookfield, including its affiliates, vehicles controlled by such employees and their extended family members. Investors will not be charged any fees by the Fund for such exchanges, nor shall any intermediary charge any fees for such exchanges. Ongoing fees and expenses incurred by a given Class will differ from those of other share Classes, and an investor receiving new Shares in an exchange may be subject to higher or lower total expenses following such exchange. Exchange transactions will be effected only into an identically registered account. An exchange of Shares for Shares of a different Class in the Fund will generally not constitute a taxable transaction for federal income tax purposes. Investors should, however, consult with their tax adviser regarding the state and local tax consequences of this type of an exchange of Shares. The Fund also reserves the right to revise or terminate the exchange privilege, limit the amount or number of exchanges or reject any exchange.

Please retain this Supplement for reference.